UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Nexien BioPharma, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

46116E 103

(CUSIP Number)

Evan Wasoff

4340 E. Kentucky Avenue, Suite 206

Glendale, Colorado 80246

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

CUSIP No. 46116E 103

1.	Names of Reporting Persons:

Kanativa USA Inc. (f/k/a Intiva USA Inc.)

2.	Check the Appropriate Box if a Member of a Group

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:

Colorado, USA

Number of shares Beneficially owned By reporting Person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 19,000,000
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 19,000,000

11.	Aggregate Amount Beneficially Owned by Reporting Person: 19,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 35.37% (1)

14.	Type of Reporting Person (See Instructions):

CO

(1)	This percentage is calculated based on 53,715,996 shares of common stock, par value of $0.0001 per share, of the Issuer (defined below) outstanding as of March 1, 2019, as reported on the Issuer’s Schedule 14C, filed with the SEC on March 8, 2019.

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CUSIP No. 46116E 103

1.	Names of Reporting Persons:

Kanativa Inc. (f/k/a Intiva Inc.)

2.	Check the Appropriate Box if a Member of a Group

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See instructions) WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:

Ontario, Canada

Number of shares Beneficially owned By reporting Person with:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 19,000,000
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 19,000,000

11.	Aggregate Amount Beneficially Owned by Reporting Person: 19,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 35.37% (2)

14.	Type of Reporting Person (See Instructions):

CO

(2)	This percentage is calculated based on 53,715,996 shares of common stock, par value of $0.0001 per share, of the Issuer outstanding as of March 1, 2019, as reported on the Issuer’s Schedule 14C, filed with the SEC on March 8, 2019.

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CUSIP No. 46116E 103

1.	Names of Reporting Persons:

Richard S. Greenberg

2.	Check the Appropriate Box if a Member of a Group

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:

Colorado, USA

Number of shares Beneficially owned By reporting Person with:	7.	Sole Voting Power: 888,000
	8.	Shared Voting Power: 0 (3)
	9.	Sole Dispositive Power: 888,000
	10.	Shared Dispositive Power: 0 (3)

11.	Aggregate Amount Beneficially Owned by Reporting Person: 888,000 (3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 1.65% (4)

14.	Type of Reporting Person (See Instructions):

IN

(3)

Mr. Greenberg disclaims beneficial ownership and control of the 19,000,000 shares of the Issuer owned by Kanativa USA Inc. because control of the investment decisions related to the 19,000,000 shares is held by the board of directors of Kanativa USA Inc.’s parent company, Kanativa Inc., of which Mr. Greenberg is one of six members. This report shall not be deemed an admission of beneficial ownership of such securities by Mr. Greenberg.

(4)	This percentage is calculated based on 53,715,996 shares of common stock, par value of $0.0001 per share, of the Issuer outstanding as of March 1, 2019, as reported on the Issuer’s Schedule 14C, filed with the SEC on March 8, 2019.

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CUSIP No. 46116E 103

1.	Names of Reporting Persons:

Jeffrey Friedland

2.	Check the Appropriate Box if a Member of a Group

(a) ☒

(b) ☐

3.	SEC Use Only

4.	Source of Funds (See instructions) AF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization:

Colorado, USA

Number of shares Beneficially owned By reporting Person with:	7.	Sole Voting Power: 833,333
	8.	Shared Voting Power: 228,800 (5)
	9.	Sole Dispositive Power: 833,333
	10.	Shared Dispositive Power: 228,800 (5)

11.	Aggregate Amount Beneficially Owned by Reporting Person: 1,062,133 (5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11): 1.98% (6)

14.	Type of Reporting Person (See Instructions):

IN

(5)

Mr. Friedland disclaims beneficial ownership, and control, of the 19,000,000 shares of the Issuer owned by Kanativa USA Inc. because control of the investment decisions related to the 19,000,000 shares is held by the board of directors of Kanativa USA Inc.’s parent company, Kanativa Inc., of which Mr. Friedland is one of six members. This report shall not be deemed an admission of beneficial ownership of such securities by Mr. Friedland.

(6)	This percentage is calculated based on 53,715,996 shares of common stock, par value of $0.0001 per share, of the Issuer outstanding as of March 1, 2019, as reported on the Issuer’s Schedule 14C, filed with the SEC on March 8, 2019.

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Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended (the “Act”), this Amendment No. 2 to the Schedule 13D (this “Amendment No. 2”) amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 18, 2017 and amended by Amendment No. 1 to the Schedule 13D filed on December 1, 2017 (as amended, the “Schedule 13D”). This Amendment No. 2 relates to shares of common stock, $0.0001 par value per share (“Common Stock”), of Nexien BioPharma, Inc. (the “Issuer”) disposed of by Kanativa USA Inc. (“Kanativa USA”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein:

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

Kanativa USA Inc.

(a) Name: Kanativa USA Inc.

(b) State of Incorporation: Colorado

(c) Principal Business: Holding Company

(d) Address: 4340 E. Kentucky Avenue, Suite 206, Glendale, Colorado 80246

(e) Violations of Federal or State Securities Laws: No

(f) Citizenship: Colorado

Kanativa Inc.

(a) Name: Kanativa Inc.

(b) State of Incorporation: Ontario, Canada

(c) Principal Business: Holding Company

(d) Address: 4340 E. Kentucky Avenue, Suite 206, Glendale, Colorado 80246

(e) Violations of Federal or State Securities Laws: No

(f) Citizenship: Canada

Richard S. Greenberg

(a) Name: Richard S. Greenberg

(b) Business Address: 4340 E. Kentucky Avenue, Suite 206, Glendale, Colorado 80246

(c) Principal Occupation: Officer and Director of Kanativa Inc.

(d) Convicted in a Criminal Proceeding: No

(e) Violations of Federal or State Securities Laws: No

(f) Citizenship: USA

Jeffrey Friedland

(a) Name: Richard S. Greenberg

(b) Business Address: 4340 E. Kentucky Avenue, Suite 206, Glendale, Colorado 80246

(c) Principal Occupation: Officer and Director of Kanativa Inc.

(d) Convicted in a Criminal Proceeding: No

(e) Violations of Federal or State Securities Laws: No

(f) Citizenship: USA

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Item 3. Source and Amount of Funds or Other Consideration.

The first sentence of Item 3 is hereby amended and restated in its entirety as follows:

Kanativa USA is a wholly-owned subsidiary of Kanativa Inc. (“Kanativa”), an Ontario, Canada corporation.  Messrs. Friedland and Greenberg are directors, senior executive officers, and significant shareholders of Kanativa. Messrs. Friedland and Greenberg disclaim beneficial ownership of the 19,000,000 shares of Common Stock owned by Kanativa USA because the control of the investment decisions related to the 19,000,000 shares is held by the board of directors of Kanativa, of which Messrs. Friedland and Greenberg are two of six members. This report shall not be deemed an admission of beneficial ownership of such securities by Messrs. Friedland and Greenberg.

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a)

Kanativa USA (which is a wholly-owned subsidiary of Kanativa) and Kanativa are each the beneficial owner of the same19,000,000 shares of Common Stock, which represents 35.37% of all outstanding shares of Common Stock, based on 53,715,996 shares of Common Stock outstanding as of March 1, 2019, as reported on the Issuer’s Schedule 14C, filed with the SEC on March 8, 2019.

Mr. Greenberg is the beneficial owner of 888,000 shares of Common Stock, of which 200,001 shares are subject to forfeiture provisions, which lapse quarterly in three equal amounts at the end of each of the 2nd, 3rd and 4th calendar quarters of 2019. The 888,000 shares represent 1.65% of all outstanding shares of Common Stock, based on 53,715,996 shares of Common Stock outstanding as of March 1, 2019, as reported on the Issuer’s Schedule 14C, filed with the SEC on March 8, 2019.

Mr. Friedland is the beneficial owner of 1,062,133 shares of Common Stock, which represents 1.98% of all outstanding shares of Common Stock, based on 53,715,996 shares of Common Stock outstanding as of March 1, 2019, as reported on the Issuer’s Schedule 14C, filed with the SEC on March 8, 2019.

(b)	Kanativa USA Inc.

Sole Voting Power: 0

Shared Voting Power: 19,000,000

Sole Dispositive Power: 0

Shared Dispositive Power: 19,000,000

Kanativa Inc.

Sole Voting Power: 0

Shared Voting Power: 19,000,000

Sole Dispositive Power: 0

Shared Dispositive Power: 19,000,000

Richard S. Greenberg

Sole Voting Power: 888,000

Shared Voting Power: 0 (7)

Sole Dispositive Power: 888,000

Shared Dispositive Power: 0 (7)

Jeffrey Friedland

Sole Voting Power: 833,333

Shared Voting Power: 228,800 (8)

Sole Dispositive Power: 833,333

Shared Dispositive Power: 228,800 (8)

(c)	Effective as of April 4, 2019, Kanativa USA disposed of 5,000,000 shares of Common Stock in exchange for 10,000,000 shares of Phyto Brands Inc. common stock, pursuant to a share purchase agreement.

(d)	No person other than Reporting Persons has (i) the right to receive or the power to direct the receipt of dividends from the shares of Common Stock to which this Amendment No. 2 related or (ii) the right to receive or the power to direct receipt of the proceeds from the sale of such shares.

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(e)	Messrs. Friedland and Greenberg are no longer the beneficial owners of more than five percent of the outstanding Common Stock.

(7)	Mr. Greenberg disclaims beneficial ownership and control of the 19,000,000 shares of the Issuer owned by Kanativa USA because control of the investment decisions related to the 19,000,000 shares is held by the board of directors of Kanativa USA’s parent company, Kanativa, of which Mr. Greenberg is one of six members. This report shall not be deemed an admission of beneficial ownership of such securities by Mr. Greenberg.

(8)	Mr. Friedland disclaims beneficial ownership, and control, of the 19,000,000 shares of the Issuer owned by Kanativa USA because control of the investment decisions related to the 19,000,000 shares is held by the board of Kanativa USA’s parent company, Kanativa, of which Mr. Friedland is one of six members. This report shall not be deemed an admission of beneficial ownership of such securities by Mr. Friedland.

Item 7. Materials to be Filed as Exhibits.

Exhibit	Description of Exhibit
A	Joint Filing Agreement
B	Amended and restated Share Exchange Agreement dated October 13, 2017 (9)

(9) Filed as an exhibit with the initial filing of this Schedule 13D.

[The remainder of this page is intentionally left blank. The signature page follows.]

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2019

Kanativa USA Inc.

By:	/s/ Richard S. Greenberg	By:	/s/ Richard S. Greenberg
	Richard S. Greenberg, individually		Richard S. Greenberg
Chief Executive Officer

Kanativa Inc.

By:	/s/ Jeffrey Friedland	By:	/s/ Richard S. Greenberg
	Jeffrey Friedland, individually		Richard S. Greenberg
Chairman

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EXHIBIT A

JOINT FILING AGREEMENT

In accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to jointly prepare and file a Schedule 13D (including any future amendments thereto) reporting each of the undersigned’s ownership of securities of Nexien BioPharma, Inc. and further agree to the filing of this Joint Filing Agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each of the other parties to file on its behalf any and all amendments to such Schedule 13D. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: April 29, 2019

Kanativa USA Inc.

By:	/s/ Richard S. Greenberg	/s/ Richard S. Greenberg
Name: Richard S. Greenberg		Richard S. Greenberg, individually
Title: Chief Executive Officer

Kanativa Inc.

By:	/s/ Richard S. Greenberg	/s/ Jeffrey Friedland
Name: Richard S. Greenberg		Jeffrey Friedland, individually
Title: Chairman

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